09046424

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK

Adit Laixuthai, Ph.D.

12g3-2(b) File No.82-4922

Ref. No. OS.124/2009

June 30, 2009

PPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SEC
Mail Processing
Section
JUN 30 2009
Washington, DC
120

Dear Sirs, Kasikornbank Public Co Ltd

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Jun 30, 09

dlw 7/2

EXCELLENCE

ธนาคารกสิกรไทย

KASIKORNBANK 泰华农民银行

Prasarn Trairatvorakul

President

Ref. No TS 020/2009

June 30, 2009

To: President

The Stock Exchange of Thailand

Subject: KASIKORNBANK Public Company Limited Announces the Expiration of its Cash Tender Offer for 8.250% Subordinated Bonds due 2016

KASIKORNBANK Public Company Limited (the "Bank") announced today the final results of its modified "Dutch Auction" cash tender offer (the "Offer") for the US$200,000,000 8.250% Subordinated Bonds due 2016 that were originally issued by the Bank's Cayman Islands branch on August 21, 1996 (the "Bonds"). The Offer was made pursuant to an Offer to Purchase dated June 2, 2009 (the "Offer to Purchase"), which sets forth a more comprehensive description of the Offer.

The Bank offered to purchase up to US$75,000,000 aggregate principal amount of the Bonds. The Offer expired at 5:00 p.m., New York City time, on June 29, 2009. On June 29, 2009, US$16,688,000 aggregate principal amount of the Bonds had been validly tendered and not withdrawn in connection with the Offer, representing approximately 8% of the aggregate principal amount of the outstanding Bonds.

The Bank has accepted US$16,688,000 aggregate principal amount of the Bonds for purchase at a Clearing Price of US$1,030 per US$1,000 principal amount of Bonds.

Holders of the Bonds who validly tendered and did not validly withdraw their Bonds at or before 5:00 p.m., New York City time, on June 15, 2009, will receive the Total Consideration of US$1,030 per US$1,000 principal amount of the Bonds, which includes the Early Tender Premium of US$20 per US$1,000 principal amount of the Bonds. Holders who validly tendered their Bonds after 5:00 p.m., New York City time, on June 15, 2009 and at or before 5:00 p.m., New York City time, on June 29, 2009 will receive the Tender Offer Consideration of US$1,010 per US$1,000 principal amount of the Bonds, which is the Total Consideration minus the Early Tender Premium of US$20 per US$1,000 principal amount of the Bonds.

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Prasarn Trairatvorakul
President

In addition to any consideration received, Holders who tendered Bonds will be paid any accrued and unpaid interest calculated from the last interest payment date up to, but not including, the date on which payment for the Bonds will be settled, which is expected to be July 2, 2009. Accrued but unpaid interest to be paid is expected to be approximately US$30.02 per US$1,000 principal amount of the Bonds.

Barclays Bank PLC and J.P. Morgan Securities Ltd. are the Joint Dealer Managers (the "Joint Dealer Managers") for the Offer. The Bank of New York Mellon is the Tender Agent.

The statements in this new release are not for distribution in the Republic of Italy.

This press release is for informational purposes only. This is neither an offer to purchase nor a solicitation to buy any of the Bonds, nor is it a solicitation for acceptance of the Offer. The Bank is making the Offer only by, and pursuant to the terms of, the Offer to Purchase. The Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Bank by the Joint Dealer Managers and/or their respective affiliates. None of the Bank or its affiliates, the Joint Dealer Managers and/or their respective affiliates, the Trustee or the Tender Agent is making any recommendation as to whether or not holders should tender their Bonds in connection with the Offer. Holders must make their own decisions as to whether to tender Bonds and, if so, the principal amount of Bonds to tender.

Please be informed accordingly.

Yours sincerely,